As Filed With the Securities and Exchange Commission on April 14, 2004

Registration No. 333-112299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

PROLONG INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	74-2234246
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Thomas, Irvine, California 92618

(949) 587-2700

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Elton Alderman

President and Chief Executive Officer

Prolong International Corporation

6 Thomas

Irvine, California 92618

(949) 587-2700

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copy to:

Michael E. Flynn, Esq.,

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

Approximate date of commencement of proposed sale to public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS

PROLONG INTERNATIONAL CORPORATION

10,616,709 Shares of Common Stock

($0.001 par value)

This prospectus relates to the offer and sale from time to time of up to 10,616,709 shares of our common stock issuable upon the exercise of warrants, which are held by certain securityholders named in this prospectus in the section titled “Selling Securityholders” and referred to from time to time as selling securityholders. The selling securityholders may exercise their warrants in accordance with the terms of such warrants by surrendering and delivering their original warrant and a completed notice of exercise to us along with the exercise price specified in their respective warrant, which exercise price differs among the warrants and ranges from $0.06 to $0.25 per share.

The prices at which the selling securityholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The selling securityholders will bear all selling and other expenses.

Our common stock is traded on The American Stock Exchange under the symbol “PRL.” On April 12, 2004, the last reported sale price of our common stock was $0.29 per share.

See “Risk Factors” beginning on page 2 to read about the risks you should consider carefully before buying shares of our common stock.

The information in this prospectus is not complete and may be changed. These securities may not be resold until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April    , 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

ABOUT PROLONG

Prolong International Corporation, through its subsidiary, Prolong Super Lubricants, Inc., is engaged in the manufacture, sale and worldwide distribution of a line of high performance lubrication and automotive appearance products, several of which are based on a patented extreme-pressure lubricant additive for use in metal lubrication, commonly referred to as anti-friction metal treatment, or AFMT.

AFMT is a patented extreme-pressure lubricant formula which can be blended with many other lubricants and formulations to create a wide variety of individual lubricant products with extreme pressure friction fighting characteristics and can also be blended with other constituents to create additional products, which may be added to our product line in the future. Some of our more popular products include engine, fuel and transmission treatment products such as Prolong Fuel System Cleaner, Prolong Engine Treatment and Engine Treatment Booster and Prolong Transmission Treatment. Currently, our products are primarily sold in the consumer automotive and consumer household markets. However, our strategy is to expand and adapt our product line to address the commercial, governmental and industrial markets.

We distribute our products through both national and regional automotive aftermarket stores, traditional automotive aftermarket stores, mass merchandisers, installers, independent distributors and directly to consumer end-users via direct response television sales and the internet. Our major automotive retailers include AutoZone, CSK Auto, Pep Boys, Canadian Tire and other regional and independent automotive retailers. Our mass retailers include Wal-Mart and Meijer Stores. Additionally, our products are distributed through approximately 500 car dealerships and approximately 200 professional installers throughout the United States. We currently market our products in the United States, Canada, Mexico, Puerto Rico, Central America, China, Hong Kong, Japan, Thailand, Sub-Saharan Africa, Chile, Germany, Turkey, Hungary and Slovakia and intend to continue developing distributor relationships in other foreign countries. International sales comprised 6.7%, 9.7% and 10.3% of our revenues in 2001, 2002 and 2003, respectively.

More comprehensive information about us and our products is available through our worldwide web site at www.prolong.com. The information on our website is not incorporated by reference into this prospectus. Our executive offices are located at 6 Thomas, Irvine, California 92618, and our telephone number is (949) 587-2700.

RISK FACTORS

An investment in our common stock is subject to significant risks and uncertainties which may result in a loss of all or a part of your investment. You should carefully consider the following information about these risks, together with the other information contained or incorporated by reference in this prospectus and any applicable prospectus supplements, prior to making an investment in Prolong.

We have incurred several years of declining sales and operating losses and may be unable to generate sufficient revenues to achieve profitability in the future.

We have experienced decreasing sales each year since fiscal year 1998 primarily as a result of increased competition in our market. Partly as a result of our decreased sales, we have incurred net losses of $6.8 million, $1.7 million, $1.2 million, $1.3 million and $2.2 million for the fiscal years 1999, 2000, 2001, 2002 and 2003, respectively. Our revenues may not increase or we may not generate sufficient revenues to achieve profitability. Even if we are able to achieve profitability in the near future, we may be unable to sustain or increase profitability on a quarterly or annual basis thereafter.

We may need to raise additional funds in the future and a failure to raise additional funds when needed may require us to curtail or suspend our operations.

We expect that our need for additional funds will increase in the future as our business grows. However, we may not be able to obtain adequate funds when we need them or on acceptable terms, if at all. Our future need for additional funds will depend on numerous factors including the following:

•	The success of our product development programs;

•	The commercial success of our products;

•	The rate of growth of our business; and

•	The availability of cash from our operations and other sources.

The issuance of additional shares of stock could result in a substantial dilution to the ownership interests of our present or future stockholders. If we are unable to obtain adequate funds on terms acceptable to us when we need them, we may need to delay, scale back or suspend our product development and the manufacture of our current products.

If we are unable to attract and retain our key management personnel, we may not be able to sustain our business.

We depend on our key management personnel and our future success will depend in large part upon their contributions, experience and expertise. We currently have employment agreements with three of our senior executives. In addition, our future success will depend upon our ability to attract and retain other highly qualified management personnel. The loss of any key management personnel or our failure to attract and retain other qualified management personnel could negatively impact our ability to execute our business plan and reduce our revenues.

We may be subject to potential product liability claims which, if successful, could negatively affect our business.

The nature of our business exposes us to risk from product liability claims. We currently maintain product liability insurance with maximum coverage limits of $6,000,000 for each occurrence and an aggregate limit of $7,000,000 per year. Product liability coverage is becoming increasingly expensive and our current coverage may not adequately cover future product liability claims. Currently, we have no plans to increase our coverage. However, we reevaluate our product liability coverage from time to time to ensure its adequacy. Any losses that we may suffer from future liability claims, including the effect that any product liability litigation may have upon our reputation and marketability of our products, may negatively impact our customer relationships and reduce our earnings.

Our industry is subject to intense competition, which may reduce the demand for our products and negatively impact our revenues.

Many of our competitors have significantly greater financial, technical, product development, marketing and other resources and greater market recognition than we do. Several of our competitors also have, or may develop or acquire, substantial customer bases in the automotive and other related industries. As a result, our competitors may respond quicker to new or emerging technologies and changes in customer requirements or devote more resources to the development, promotion and sale of their products. This, in turn, may reduce the demand for our products and negatively impact our revenues.

Our principal competitors include other providers of specialized lubrication products, such as The Clorox Company (STP™) and Pennzoil-Quaker State Corporation (Slick 50™), both of which market engine treatments, and other competitive engine treatment brands, such as Duralube® and Z-Max™. Our competitors also include major oil brands such as Shell, Chevron, Castrol, and other companies that manufacture lubrication products, such as WD-40 Company. Further, we believe that major oil companies, well established consumer products and new start-up companies not presently offering products that compete directly with our products, may enter our markets in the future. With respect to our appearance products, major competitors include such companies as Turtle Wax, Inc., Meguiar’s, Inc., Mothers, Pennzoil-Quaker State Company, and The Clorox Company. Increased competition could result in any or all of the following:

•	Price reductions;

•	Reduced gross margins;

•	Loss of market share; and

•	Loss of shelf space.

Additionally, other dealers and distributors may appeal to the price-sensitive segment of the market by offering similar lubrication and appearance products at prices below ours. While we believe that our prices are competitive for the level of quality of our products, we rely on our brand name recognition and reputation for selling quality products supported by strong customer service.

Our dependence on third party suppliers may affect our ability to obtain the necessary components to manufacture our products.

While we continue to work actively with each supplier in order to sustain and at times increase production of our components, our suppliers may not be able to sustain or increase their production in time to satisfy our demand and we may not be able to reach acceptable terms with alternate suppliers to meet any supply deficiency. To date, we have succeeded in obtaining enough components from existing suppliers to produce our AFMT formula in order to meet our current manufacturing needs. We also believe that adequate supplies will continue to be available in the near future. However, if we fail to obtain enough components, or if such components fall below our quality standards, shipments and sales of our products may be delayed or reduced, which would adversely affect our customer relationships and negatively impact our revenues.

Most of our revenue comes from a limited number of products and the decrease of the selling price, or demand for, any product would significantly reduce our revenue.

We currently generate substantially all of our revenues from sales of our AFMT-based products and we expect this trend will continue in the foreseeable future. Because our revenues are concentrated in lubricant products, a decline in the demand for, or in the prices of, our AFMT-based products as a result of competition, technological advances or otherwise, would have a negative impact on our revenues. We recently contracted our appearance product line to offer a more limited product mix, which is a strategy we anticipate continuing for the foreseeable future.

There is a large number of shares of common stock that may be sold under the registration statement of which this prospectus is a part and such sales may depress the market price of our common stock, which may negatively impact the investment value for our existing stockholders.

Upon effectiveness of the registration statement of which this prospectus is a part, an additional 10,616,709 shares will become freely tradable without restriction. Sales of substantial amounts of common stock in the public market could adversely affect the prevailing market price of our common stock.

A significant portion of our revenues currently comes from a small number of customers, and any decrease in revenue from these customers could harm our results of operations.

A significant portion of our revenues comes from only a small number of customers. For example, during fiscal year 2003, four customers accounted for approximately 67.6% of net revenues. We expect that a significant portion of our revenues will continue to depend on sales to a small number of customers. Any downturn in the business from these customers could seriously harm our revenues and results of operations.

Our average net selling prices have declined, and may continue to decline, which could negatively impact our gross margins and earnings.

The average net sales prices for our products has declined and may continue to decline in the future. This decline is primarily as a result of promotional offers we have recently initiated as a result of increased competition and demand from consumers to reduce pricing. In addition, our average net sales prices decline when we negotiate large volume price discounts with certain customers. In the short term, we plan to work at lowering our manufacturing costs in order to offset the possibility of declining average sales prices. In the long term, we plan to develop new AFMT-based products and product mixes that can be manufactured at lower cost or sold at higher average sales prices. If, however, we fail to achieve such manufacturing cost reductions or diversify our product mix, our gross margins could decline. Such a decline could negatively impact our earnings.

Our revenues could be diminished if we are not able to expand our international sales.

International sales comprised 10.3% of revenues during fiscal year 2003 as compared to 9.7% of revenues for fiscal year 2002. We plan to continue to expand international sales in the future. This will require significant financial resources and management attention. In order to expand sales internationally, we plan to do the following:

•	Establish additional marketing and sales operations;

•	Recruit additional international distributors; and

•	Invest in international protection of our trademarks.

To the extent we fail to do any of the above, our growth may suffer and our revenues will be negatively impacted.

Our international operations subject us to additional business risks, such as compliance with foreign regulation, increased costs and currency exchange rate fluctuations, and may negatively impact our results of operations.

Our international operations are subject to inherent risks, including:

•	Unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	Costs of localizing products in foreign countries;

•	Longer accounts receivable collection cycles;

•	Difficulties in managing foreign operations;

•	Potential for adverse tax consequences, including restrictions on repatriating our earnings;

•	The burdens of complying with a wide variety of foreign laws;

•	Political and economic instability; and

•	Currency crisis in foreign countries that interrupt or terminate the ability of our international customers to settle their accounts in U.S. dollars.

Additionally, our worldwide sales are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies would make our products more expensive and, therefore, potentially less competitive in those markets. The realization of one or more of the foregoing risks relating to our international operations could negatively impact our earnings.

We could be subject to environmental liabilities or regulatory compliance costs, which may cause us to curtail or suspend our operations.

Federal, state and local regulations impose various controls on the storage, handling, discharge and disposal of substances we use in the manufacture of our products and on our facilities. We have registered our fuel conditioners with the United States Environmental Protection Agency, or the EPA. Such EPA registrations have no term but require us to notify the EPA of any changes in the chemical composition of such conditioners or other information contained in such registration. We are unaware of any additional governmental approvals required for our products. We are also unaware of any existing or probable governmental regulations which would have a material adverse effect on our business.

Because we outsource our manufacturing and do not store significant quantities of our products, any direct costs incurred in complying with environmental laws have been minimal and have not materially affected our business. We have tried to minimize our economic risk from environmental violations by our manufacturers or bottlers by locating alternative sources of such services. We believe that our activities and those of our contract manufacturers conform to present governmental regulations that apply to each such entity’s operations. Additionally, we believe that our current facilities conform to present governmental regulations relating to environmental, land use, public utility utilization and fire code matters.

Government regulations could be changed to impose additional requirements on us which could restrict our ability to expand our operations or have an adverse effect on our business. The adoption of these types of governmental regulations or our failure to comply with the applicable environmental and land use regulations or restrictions on the discharge of hazardous substances could subject us to future liability or could cause our operations or those of our contract manufacturers to be curtailed, relocated or suspended.

If we fail to secure adequate intellectual property protection, it could significantly harm our financial results and ability to compete.

We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. We cannot be sure that these intellectual property rights will be successfully asserted in the future or that they will not be invalidated or circumvented. In addition, laws of some of the foreign countries in which our products are or may be sold do not protect our intellectual property rights to the same extent as the laws of the United States. Our failure to adequately protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could harm the value of our intellectual property rights and would negatively impact our ability to execute our business plan and may reduce our revenues.

Issuances of our preferred stock may discourage companies from acquiring us and may adversely affect the price of our common stock.

Pursuant to the terms of our articles of incorporation, our Board of Directors is authorized to issue, without stockholder approval, up to 50,000,000 shares of preferred stock with voting, conversion and other rights and preferences superior to those of our common stock. Such issuances of preferred stock could adversely affect the voting power or other rights of the holders of our common stock. Issuing preferred stock provides flexibility with possible acquisitions and other corporate purposes. However, an issuance of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock and this may not be in the best interests of some of our stockholders. Pursuant to the authority contained in our articles of incorporation, in October 2002 our Board of Directors adopted a stockholder rights plan and declared a dividend of a right to purchase one one-thousandth of a share of preferred stock for each outstanding share of our common stock. The stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our business. This may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of our common stock. Other than in connection with the stockholder rights plan described above, we do not currently plan to issue any shares of our preferred stock.

If we fail to continue to meet the listing standards for The American Stock Exchange and become delisted, the trading price of our common stock will likely be lower and the ability of our stockholders to liquidate their shares of common stock will be negatively impacted.

The listing standards for The American Stock Exchange include a stockholders’ equity and market capitalization test. The American Stock Exchange also monitors the financial condition and stability of listed companies. As of December 31, 2003, we met the current listing standards with respect to stockholders’ equity and market capitalization. However, in the event that we fail to satisfy the listing standards in the future, our common stock may be delisted from The American Stock Exchange. If our common stock is removed from listing on The American Stock Exchange, the liquidity of our common stock is likely to be impaired and the trading price reduced.

Our common stock price is subject to significant fluctuations and volatility and our stockholders may not be able to resell shares of our common stock at or above the price they paid for them.

The market price of our common stock has historically been subject to significant price fluctuations. These fluctuations could continue in the future. Among the factors that could affect our stock price are:

•	Quarterly variations in our operating results;

•	Changes in revenues or earnings estimates or publication of research reports by analysts;

•	Speculation in the press or investment community;

•	Strategic actions by us or our competitors, such as new product announcements, acquisitions or restructuring;

•	Actions by institutional stockholders;

•	General market conditions; and

•	Domestic and international economic factors unrelated to our performance.

The stock markets in general have experienced high volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements as defined within Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to revenue, revenue composition, demand and pricing trends, future expense levels, competition in our industry, trends in average selling prices and gross margins, product and infrastructure development, market demand and acceptance and customer relationships. Such forward-looking statements are based on the beliefs of, estimates made by, and information currently available to our management and are subject to certain risks, uncertainties and assumptions. Any other statements contained herein (including without limitation statements to the effect that Prolong or management “estimates,” “expects,” “anticipates,” “plans,” “believes,” “projects,” “continues,” “may,” “will,” “could,” or “would” or statements concerning “potential” or “opportunity” or variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact are also forward-looking statements. Our actual results may vary materially from those expected or anticipated in these forward-looking statements. The realization of such forward-looking statements may be impacted by certain important unanticipated factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Because of these and other factors that may affect our operating results, past performance should not be considered as an indicator of future performance, and investors should not use historical results to anticipate results or trends in future periods. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers should carefully review the risk factors described in this prospectus and other documents that we file from time to time with the SEC, including subsequent Current Reports on From 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

USE OF PROCEEDS

The proceeds from the sale of the selling securityholders’ common stock will belong to the selling securityholders. We will not receive any proceeds from such sales.

SELLING SECURITYHOLDERS

We issued warrants to purchase an aggregate of 5,957,918 shares of common stock for a purchase price of $0.06 per share on November 24, 2003 in a private placement to certain institutional accredited investors. Pursuant to an Investors’ Rights Agreement, dated November 24, 2003 that we entered into with the investors, we agreed to file a registration statement, of which this prospectus is a part, with the SEC to register the resale of the shares of our common stock which we will issue upon exercise of the warrants to those investors and to keep the registration statement effective until April 24, 2007 or such time as an exemption under the Securities Act of 1933 is available for the sale of all of a selling securityholder’s shares during a three month period without registration.

In addition, between November 2000 and November 2003 we issued warrants to purchase an aggregate of 4,658,791 shares of common stock to 33 other persons or entities. We are including the shares of common stock underlying those warrants in the registration statement of which this prospectus is a part. In general, these warrants were issued to investors and placement agents in connection with prior debt financings and other investments. The warrants issued to Farella Braun & Martel, LLP were in exchange for the partial settlement of outstanding legal expenses.

The selling securityholders may exercise their warrants in accordance with the terms of such warrants by surrendering and delivering their original warrant and a completed notice of exercise to us along with the exercise price specified in their respective warrant, which exercise price differs among the warrants and ranges from $0.06 to $0.25 per share.

The following table sets forth: (1) the name of each of the selling securityholders for whom we are registering the resale of shares of common stock under this registration statement; (2) the number of shares of our common stock owned by each such selling securityholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares of our common stock to be owned by each such selling securityholder after this offering.

Selling Securityholder	Common Stock Owned Prior to the Offering(1)	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of this Offering(2)	Percentage of Ownership Upon Completion of Offering
St. Cloud Capital Partners, L.P.(3)(22)	4,885,492	4,885,492	0	0
Bedford Oak Capital, L.P.(4)(22)	387,265	387,265	0	0
Bedford Oak Offshore, Ltd.(4)(22)	387,265	387,265	0	0
Aspen Ventures LLC(5)(22)	297,896	297,896	0	0
ABQ Dolphin, L.P.(6)(23)	900,000	900,000	0	0
Goldfarb Revocable Family Trust U/A/D 5/9/90(7)(24)	675,000	625,000	50,000	*
Richard Solomon(8)(24)	625,000	625,000	0	0
Rapaport Family Trust U/A/D 4/12/90(9)(24)	625,000	625,000	0	0
Raymond L. Clark(24)	620,791	620,791	0	0
Thomas J. Cuccia(24)	125,000	125,000	0	0
Euclid Plaza, LLC and President Properties(10)(24)	120,000	120,000	0	0
Lubrication Solutions, Inc.(11)(25)	100,000	100,000	0	0
Linco Partners 1, LLP(12)(24)	88,462	88,462	0	0
Sandra C. and Jeremy E. Kaslow Revocable Trust Dec. 1999(13)(26)	81,000	81,000	0	0
William Blair Armstrong(24)	76,921	76,921	0	0
Jory Rosen(27)	75,000	75,000	0	0
David A. Scholar(24)	50,000	50,000	0	0
Laurie Capron(24)	50,000	50,000	0	0
Jeremy Kaslow Trustee, Jeremy Kaslow, M.D., a Medical Corp, Retirement Trust(14)(24)	45,000	45,000	0	0
Thomas M. Linden, as Trustee of the Thomas M. Linden Revocable Trust(15)(24)	338,462	38,462	300,000	*
Edwin A. Meserve(24)	38,462	38,462	0	0
Edwin A. Meserve, as Trustee of the Penny Tacquard Share of the J. Robert Meserve Trust dated 9/12/91 – Trust A(16)(24)	38,462	38,462	0	0
Edwin A. Meserve, as Trustee of the Pamela Newell Share of the J. Robert Meserve Trust dated 9/12/91 – Trust A(17)(24)	38,462	38,462	0	0
Melvin Lamph(24)	38,462	38,462	0	0
Robert Stillwagon(24)	38,462	38,462	0	0
Laurent A. Siegel(24)(29)	31,875	31,875	0	0
James J. Weber and Ann Barnes as Joint Tenants(24)	25,000	25,000	0	0
Noel E. Johanson(24)	25,000	25,000	0	0
George P. Economos(24)	25,000	25,000	0	0
James A. Burns(24)	25,000	25,000	0	0
Michael Dorsey(24)	23,077	23,077	0	0
William W. Blackburn(24)	15,384	15,384	0	0
William Smith(24)	15,384	15,384	0	0
Barnes Family Trust(18)(24)	10,000	10,000	0	0
Farella Braun & Martel, LLP(19)(28)	10,000	10,000	0	0
Richard McDermott(20)(24)	9,500	9,500	0	0
Grant Bettingen, Inc.(21)(24)	5,625	5,625	0	0
Totals:	10,966,709	10,616,709	350,000	*

*	Less than 1%.
(1)	Except for 50,000 shares of common stock held by the Goldfarb Revocable Family Trust U/A/D 5/9/90 and 300,000 shares of common stock held by the Thomas M. Linden Revocable Trust, this column represents shares of common stock issuable upon exercise of outstanding warrants.
(2)	Assumes the sale by the selling securityholders of all of the shares of common stock available for resale under this prospectus.

(3)	Pursuant to the Investors’ Rights Agreement, dated November 24, 2003, among Prolong International Corporation, Prolong Super Lubricants, Inc. and the investors and individuals named therein, St. Cloud Capital Partners, L.P. has the right to designate two members to our board of directors. Currently, those designees are Robert Lautz and Cary Fitchey. Marshall Geller and Cary Fitchey hold dispositive voting and investment power over the shares of common stock. Mr. Geller and Mr. Fitchey each disclaim beneficial ownership of such shares.
(4)	Harvey P. Eisen holds dispositive voting and investment power over the shares of common stock. Mr. Eisen disclaims beneficial ownership of the shares.
(5)	Fred B. Tarter is a member of Aspen Ventures LLC and holds dispositive voting and investment power over the shares of common stock. Mr. Tarter disclaims beneficial ownership of such shares.
(6)	Kevin S. Pitts is the President of Dolphin Partners, Inc., which is a general partner of ABQ Dolphin, L.P., and holds dispositive voting and investment power over the shares of common stock.

(7)	Pursuant to a Note and Warrant Purchase Agreement, dated as of November 13, 2002, among Prolong International Corporation, Prolong Super Lubricants, Inc. and the investors named therein, holders of a majority of principal amount of 15.00% Subordinated Promissory Notes issued by Prolong Super Lubricants, Inc., including the Goldfarb Revocable Family Trust U/A/D 5/9/90, have the right to designate one member to our board of directors. Currently, such designee is Richard Solomon. Barry I. Goldfarb serves as trustee of the Goldfarb Revocable Family Trust U/A/D 5/9/90 and holds dispositive voting and investment power over the shares of common stock. Mr. Goldfarb disclaims beneficial ownership of such shares.
(8)	Mr. Solomon is currently serving on our board of directors as the designee of holders of a majority of principal amount of 15.00% Subordinated Promissory Notes issued by Prolong Super Lubricants, Inc. on November 13, 2002, which right is granted to such holders pursuant to a Note and Warrant Purchase Agreement, dated as of November 13, 2002, among Prolong International Corporation, Prolong Super Lubricants, Inc. and the investors named therein (including Mr. Solomon).
(9)	Pursuant to a Note and Warrant Purchase Agreement, dated as of November 13, 2002, among Prolong International Corporation, Prolong Super Lubricants, Inc. and the investors named therein, holders of a majority of principal amount of 15.00% Subordinated Promissory Notes issued by Prolong Super Lubricants, Inc., including the Rapaport Family Trust U/A/D 4/12/90, have the right to designate one member to our board of directors. Currently, such designee is Richard Solomon. Marc H. Rapaport serves as trustee of the Rapaport Family Trust U/A/D 4/12/90 and holds dispositive voting and investment power over the shares of common stock.
(10)	Edwin A. Meserve serves as a managing member of Euclid Plaza LLC and managing partner of President Properties and holds dispositive voting and investment power over the shares of common stock.
(11)	Brad A. Birdwell serves as the President of G.R. Birdwell Const. L.P. DBA Lubrication Solutions, Inc. and holds dispositive voting and investment power over the shares of common stock. Mr. Birdwell disclaims beneficial ownership of such shares.
(12)	Thomas M. Linden serves as the President of Linco Investment Company, which is a general partner of Linco Partners 1, LLP, and holds dispositive voting and investment power over the shares of common stock. Mr. Linden disclaims beneficial ownership of such shares.
(13)	Jeremy E. Kaslow, M.D. and Sandra C. Kaslow serve as trustees of the Sandra C. and Jeremy E. Kaslow Revocable Trust Dec. 1999 and hold dispositive voting and investment power over the shares of common stock.
(14)	Jeremy E. Kaslow, M.D. serves as President of the Jeremy Kaslow, M.D., a Medical Corp, Retirement Trust, and holds dispositive voting and investment power over the shares of common stock.
(15)	Thomas M. Linden serves as the trustee of the Thomas M. Linden Revocable Trust and holds dispositive voting and investment power over the shares of common stock.
(16)	Edwin A. Meserve serves as the trustee of the Penny Tacquard Share of the J. Robert Meserve Trust dated 9/12/91 and holds dispositive voting and investment power over the shares of common stock. Mr. Meserve disclaims beneficial ownership of such shares.
(17)	Edwin A. Meserve serves as the trustee of the Pamela Newell Share of the J. Robert Meserve Trust dated 9/12/91 and holds dispositive voting and investment power over the shares of common stock. Mr. Meserve disclaims beneficial ownership of such shares.
(18)	Bruce F. Barnes serves as the trustee of the Barnes Family Trust and holds dispositive voting and investment power over the shares of common stock.
(19)	Dean M. Gloster serves as a partner of Farella Braun & Martel, LLP and holds dispositive voting and investment power over the shares of common stock. Mr. Gloster disclaims beneficial ownership of such shares.
(20)	Mr. McDermott currently serves as a member of our board of directors.
(21)	Grant Bettingen serves as the President of Grant Bettingen, Inc. and holds dispositive voting and investment power over the shares of common stock. Grant Bettingen, Inc. is a broker dealer and is, therefore, deemed an underwriter by the Securities and Exchange Commission.
(22)	The exercise price for such warrants is $0.06 per share.
(23)	The exercise price for such warrants is $0.10 per share.
(24)	The exercise price for such warrants is $0.09 per share.
(25)	The exercise price for such warrants is $0.18 per share.
(26)	The exercise price for such warrants is $0.15 per share.
(27)	The exercise price for such warrants is $0.25 per share.
(28)	The exercise price for such warrants is $0.20 per share.
(29)	The selling securityholder is an affiliate of a broker dealer and purchased the securities in the ordinary course of business. At the time this selling securityholder purchased the securities, he had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from the sale of common stock offered pursuant to this prospectus. The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling securityholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The American Stock Exchange or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions, including, among others:

•	ordinary brokerage transactions;

•	privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

The selling securityholders may pay usual and customary or specifically negotiated brokerage fees or commissions.

To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 or other exemption from registration may be sold under Rule 144 or other exemption rather than pursuant to this prospectus. We are not aware that there is any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling securityholders. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling securityholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling securityholders. We will make copies of this prospectus available to the selling securityholders and will inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

The selling securityholders are not obligated to, and there is no assurance that the selling securityholders will, sell any or all of the shares.

We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. We have agreed to indemnify the selling securityholders for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus. The selling securityholders have agreed to indemnify us for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus, but only to the extent that such material fact or omission is made in reliance on written information furnished by the selling securityholders. The selling securityholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of Haskell & White LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3, including amendments thereto, relating to the common stock offered hereby, with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, you should refer to such registration statement, exhibits and schedules.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 001-14123) until we close this offering, except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein. We hereby incorporate by reference the following documents:

1.	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on April 14, 2004;

2.	our Current Report on Form 8-K, filed with the SEC on March 31, 2004; and

3.	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on May 13, 1998 as amended on Form 8-A12B/A filed with the SEC on October 30, 2002.

You may request a copy of these filings, at no cost, by writing or calling us at Prolong International Corporation, 6 Thomas, Irvine, California 92618, telephone number (949) 587-2700, Attention: Chief Financial Officer.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee. All of the amounts shown will be paid by Prolong.

To be paid by Prolong
Securities and Exchange Commission registration fee	$511
AMEX listing fee	$22,500
Legal fees and expenses	$20,000
Accounting fees and expenses	$15,000
Miscellaneous expenses	$5,000

Total	$63,011

Item 15.	Indemnification of Directors and Officers

(a) As permitted by the General Corporation Law of Nevada, our amended and restated articles of incorporation provide that, subject to any restrictions set forth in our bylaws, we shall indemnify and hold our directors, officers, and others serving at our request as a director or officer of another corporation and those individuals serving as our representative in a partnership, joint venture, trust or other enterprise, harmless and free from liability, expenses and loss (including attorney’s fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such individual to the fullest extent permitted under the laws of the state of Nevada for any claims against such individual arising out of the performance of his duty on our behalf.

(b) Our bylaws give us the ability to provide indemnification for each of our employees and agents to the same extent as our directors and officers upon action by our board of directors. Our bylaws also permit us to enter into indemnity agreements with any of our directors, officers, employees, fiduciaries or agents. We have entered into indemnification agreements with each of our directors and officers, which provide for the indemnification of such directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement to the fullest extent permitted by law. Finally, our bylaws permit us to maintain indemnification insurance for our directors, officers, employees, fiduciaries and agents. We currently maintain such indemnification insurance.

Item 16.	Exhibits

Exhibit Number	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth.

23.1	Consent of Haskell & White LLP.

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).

24.1	Power of Attorney.*

*	Previously filed.

Item 17. Undertakings

(a) Prolong hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Prolong hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Prolong’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Prolong has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Prolong will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 1 to Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 14th day of April, 2004.

PROLONG INTERNATIONAL CORPORATION

By:	/s/ Elton Alderman
Elton Alderman President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Elton Alderman Elton Alderman	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 14, 2004

* Thomas C. Billstein	Vice President, Chief Operating Officer, Secretary and Director	April 14, 2004

/s/ Nicolaas M. Rosier Nicolaas M. Rosier	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	April 14, 2004

* Richard L. McDermott	Director	April 14, 2004

* Anthony J. Azavedo	Director	April 14, 2004

* Richard E. Solomon	Director	April 14, 2004

/s/ Cary Fitchey Cary Fitchey	Director	April 14, 2004

/s/ Robert Lautz Robert Lautz	Director	April 14, 2004

*By:	/s/ Nicolaas M. Rosier
Nicolaas M. Rosier
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth.

23.1	Consent of Haskell & White LLP.

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).

24.1	Power of Attorney.*

*	Previously filed.

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